SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of October 4, 2002

KLM ROYAL DUTCH AIRLINES
(Translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F    X    Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes               No    X

02/076

KLM reports Overall Load Factor of 81.6 percent for September 2002

	September			April through September

(in millions)	2002	2001	Growth (%)	2002	2001	Growth (%)

Overall
Revenue Ton-Kms	886	827	7	5,102	5,156	(1)

Available Ton-Kms	1,085	1,078	1	6,438	6,742	(5)

Load Factor (%)	81.6	76.8		79.2	76.5

Passenger
Revenue Passenger-Kms	5,344	5,025	6	30,657	32,091	(4)

Available Seat-Kms	6,354	6,331	0	37,489	39,731	(6)

Passenger Load Factor (%)	84.1	79.4		81.8	80.8

Cargo
Revenue Cargo Ton-Kms	349	323	8	2,051	1,958	5

Available Cargo Ton-Kms	473	474	(0)	2,865	2,947	(3)

Cargo Load Factor (%)	73.8	68.2		71.6	66.4

Note:

- Based on preliminary numbers.

- As of April 1, 2002 KLMuk traffic and capacity figures (excluding Buzz) are included in this publication. Prior-year figures have been restated for comparative purposes.

Overall Traffic

In September, overall traffic increased by 7 percent compared to last year, when traffic was severely disrupted following the September 11 events. As capacity was 1 percent higher than last year, overall load factor improved by 4.8 percentage points to 81.6 percent.
Overall traffic and load factor in this month are almost at the level of September 2000.

Passenger Traffic

September passenger traffic increased by 6 percent compared to last year. With capacity at last year’s level, passenger load factor improved to 84.1 percent. Significant traffic growth in the Europe route area outpaced the 8 percent capacity increase and resulted in an unprecedented load factor of 80.6 percent for our European network in September. Except for the Mid and South Atlantic route area, where traffic remained weak, traffic in all other route areas was strong, resulting in improved load factors. On the North Atlantic, traffic was 1 percent higher than last year. As capacity was down 7 percent on last year, load factor improved by 6.7 percentage points to 86.9 percent for this route area. Business Class traffic and load factor improved substantially, compared to last year as well as compared to last month.

Cargo Traffic

In September, cargo traffic was 8 percent higher than last year. As capacity was at last year’s level, cargo load factor improved by 5.6 percentage points to 73.8 percent. The positive trend of the previous months, especially on the Asia Pacific and African routes, continued.

Amstelveen, October 3, 2002

02/074

Joint Press Release

KLM AND TAM INITIATE BUENOS AIRES CODESHARE SERVICE

AMSTELVEEN/SÃO PAULO, October 4, 2002 – Subject to Government approval, KLM Royal Dutch Airlines and TAM Brazilian Airlines will begin codesharing on the route between São Paulo and Buenos Aires with the commencement of the 2002/03 winter schedule. These services will be operated by TAM Brazilian Airlines and will connect with KLM ´s six weekly services between Amsterdam and São Paulo. This will include Buenos Aires in KLM’s route network for the first time since the directservices between Amsterdam and the Argentinean capital were stopped in summer 2001.

TAM will operate the six weekly codeshare flights between São Paulo and Buenos Aires using modern Airbus 330 aircraft.

“We are very pleased that the cooperation with such a distinguished airline as TAM brings back Buenos Aires into KLM ´s global route network”, says KLM ´s Chief Operating Officer Peter Hartman. “We are glad that together with TAM we can offer our passengers an extended continental route network in South America through a smooth connection in São Paulo and the modern and convenient TAM service”.

TAM Brazilian Airlines is the second largest airline in Brazil. It operates a fleet of 74 aircraft, using mainly Airbus (A330, A320 and A319) and Fokker 100 equipment. TAM serves more than 40 domestic destinations in Brazil. Additionally, the Brazilian airline boasts Miami and Paris as international destinations in the U.S. and Europe respectively. In 2001, the Brazilian airline carried 13 million passengers.

KLM Royal Dutch Airlines and its partners serve over 400 cities in 78 countries on six continents. KLM operates a fleet of 152 aircraft from its homebase Amsterdam Schiphol in the Netherlands, one of the world’s most modern hub airports. KLM is the core airline of the KLM Group, further comprising KLM cityhopper, KLM uk and Transavia.

In 2001, KLM carried more than 15.9 million passengers.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: October 4, 2002	By /s/ R. A. Ruijter Name: R. A. Ruijter Title: Managing Director & CFO

By /s/ H. E. Kuiperi Name: H. E. Kuiperi Title: Senior Vice President & General Secretary